EURASIA ENERGY LIMITED

294 Heywood House

Anguilla, British West Indies

PROXY STATEMENT

Information Concerning the Solicitation of Proxies

This Proxy Statement and the accompanying Proxy is furnished to the stockholders of EURASIA ENERGY LIMITED (the "Company") in connection with the solicitation of proxies for use at the Company's Annual General Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held on Friday, July 8, 2016, at 294 Heywood House, Anguilla, British West Indies at 12:00 pm. (EST). The Company’s Form 20F Annual Report for the year ended December 31, 2015 has been filed and is available to stockholders electronically on EDGAR.

The enclosed Proxy is solicited by and on behalf of the board of directors of the Company, with the cost of solicitation borne by the Company. Directors and officers of the Company may make solicitation. Solicitation may be made by use of the mails, by telephone, facsimile and personal interview. The Company does not expect to pay any compensation for the solicitation of proxies, except to brokers, nominees and similar record holders for reasonable expenses in mailing proxy materials to beneficial owners.

If the enclosed Proxy is duly executed and received in time for the Annual Meeting, it is the intention of the persons named in the Proxy to vote the shares represented by the Proxy FOR the three nominees listed in this Proxy Statement and FOR the other items listed in the Proxy, unless otherwise directed. Any proxy given by a shareholder may be revoked before its exercise by notice to the Company in writing, by a subsequently dated proxy, or at the Annual Meeting prior to the taking of the shareholder vote. The shares represented by properly executed, unrevoked proxies will be voted in accordance with the specifications in the Proxy. Stockholders have one vote for each share of Common Stock held. Stockholders are not entitled to cumulate their votes.

This Proxy Statement and the accompanying Proxy are being sent to stockholders on or about June 14, 2016.

Record Date and Voting Rights

The record date for determination of stockholders who are entitled to notice of and to vote at the Annual Meeting is May 26, 2016.

Our authorized capital stock consists of 100,000,000 common shares with a par value of $0.001 per share (the “Common Stock”). As of June 14, 2016, there were 34,548,368 shares of Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote on all matters submitted for shareholder approval.

Quorum and Votes Required for Approval

A quorum at any Regular Annual Meeting or Special Meeting of stockholders shall be two persons present in person or represented by proxy holding voting shares entitled to be voted at the meeting. Abstentions and broker non-votes will be included in the calculation of the number of shares of Common Stock considered to be present at the Annual Meeting. Broker non-votes refer to shares held by brokers and other nominees or fiduciaries that are present at the Annual Meeting but not voted on a matter. Directors are elected by plurality vote of the votes cast at the Annual Meeting. Abstentions and broker non-votes will have no effect on the election of directors.

Interest of Informed Persons

Except as disclosed herein, no informed person, no proposed nominee for election as a director and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year not previously disclosed in an information circular, or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

Interest of Certain Persons in Matters to be Acted Upon

No director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Annual Meeting other than the election of directors, except as otherwise disclosed herein.

BUSINESS OF THE ANNUAL MEETING

There are three matters being presented for consideration by the stockholders at the Annual Meeting: the election of our Directors; the approval of the ratification of the appointment of Anton & Chia LLP as independent auditors for the Company for the 2016 fiscal year and consideration of any other matter that may properly come before the Annual Meeting and any adjournment or postponement thereof.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

General

The Company's Bylaws ("Bylaws") provide that the number of directors shall be increased or decreased from time to time by resolution of the board of directors or the stockholders. Directors are elected for a term of one year and until their successors have been elected and qualified. There are currently three directors of the Company, each of which has agreed to stand for re-election.

Information with Respect to Nominees

The following table lists the persons nominated by the board of directors for election as directors and also lists certain information with respect to those persons.

Nominee and Address	Director Since	Principal Occupation of Director	Ownership
Nicholas W. Baxter Aberdeenshire, Scotland (4)	March, 2005	President and Chief Executive Officer	7,573,364 common shares 1,000,000 options for common shares (1)
Gerald R. Tuskey West Vancouver, Canada (4)	October, 2003	Non Executive Director	3,500,000 common shares 1,000,000 options for common shares (2)
Roger Thomas London, United Kingdom (4)	March, 2006	Non Executive Director	No shares held 150,000 stock options for common shares (3)

(1)	Mr. Baxter has been granted 1,000,000 stock options exercisable at $0.05 until April 2, 2017.
(2)	Mr. Tuskey has been granted 1,000,000 stock options exercisable at $0.05 until April 2, 2017.
(3)	Mr. Thomas has been granted 150,000 stock options exercisable at $0.05 until April 2, 2017.
(4)	Member of Audit Committee

Background of Nominees:

Nicholas W. Baxter, President, C.E.O. and Director

Mr. Baxter was appointed as a director of our company on March 31, 2005 and as President and C.E.O. on November 28, 2005. Mr. Baxter has a 25 year career in international resource exploration and development. Originally trained as a geophysicist, Mr. Baxter received a Bachelor of Science (Honors) from the University of Liverpool in 1975. Mr. Baxter has worked on geophysical survey and exploration projects in the U.K., Europe, Africa and the Middle East. From 1981 to 1985, Mr. Baxter worked for Resource Technology plc, a geophysical equipment sales/services company. Resource Technology plc went public on the USM in London in 1983 and graduated to the London Stock Exchange in 1984. Mr. Baxter was a non-executive director with Ocean Marine Technologies, Inc. from 1987 to 1990. Ocean Marine Technologies, Inc. was involved in offshore gold exploration and light manufacturing and went public on the Vancouver Stock Exchange in 1986. Mr. Baxter was Chief Operating Officer and a director of A&B Geoscience Corporation (now Arawak Energy Corporation) from 1992 to 2002. During this period, A&B Geoscience Corporation negotiated and managed the first seismic survey in the Caspian Sea by a western contractor. Additionally, A&B Geoscience Corporation, under Mr. Baxter’s guidance, secured the first onshore production sharing agreement in Azerbaijan in 1998. A&B Geoscience Corporation raised over US$35 million in equity and debt financing for its seismic operations and oil and gas exploration and development activities.

Gerald R. Tuskey, Director

Mr. Tuskey was appointed as a director and officer of our company on October 20, 2003. For the past 23 years, Mr. Tuskey has worked as a self-employed corporate/securities lawyer based in Vancouver, British Columbia. Before establishing an independent practice, Mr. Tuskey was employed as an associate lawyer by firms in Calgary and Vancouver. Mr. Tuskey has 29 years experience in providing securities and corporate law counsel to a wide variety of domestic and international publicly traded clients. Mr. Tuskey takes primary responsibility for our company's capital structuring, financing activities and corporate and regulatory filings and compliance.

Roger Thomas, Director

Mr. Thomas has served as our director since March 24, 2006. Roger Thomas was born in Cardiff in 1945. He was educated in Wales and at The Leys School, Cambridge. In 1968, after four years of study at the School of Oriental and African Studies (SOAS) of London University, he obtained an Honours Degree in Turkish.

Mr. Thomas joined the U.K. Foreign Office in 1968 and first spent three years in London dealing with international maritime law and continental shelf delimitation of all British territories overseas. In 1971, he was posted to the Chancery (the political section) at the British Embassy in Cairo where he dealt with internal and economic affairs of Egypt (and the Yom Kippur War of October 1973). Between 1974 and 1978 he served at the British Mission to the EC in Brussels and was spokesman for environmental legislation (mainly concerning permissible levels of industrial discharges to air and water). There followed a three-year term in Turkey as HM Consul, a politically sensitive post after the Timothy Davy case and Midnight Express.

In 1982 Mr. Thomas was posted back to London where he served in the legal affairs division of European Communities Department with responsibility for parliamentary scrutiny of EC legislation. In 1986 he started an eight year period of living in Germany, first as Commercial Consul in Frankfurt and later as Consul-General in Stuttgart. This brought him many years of contact with the banking sector (Deutsche, Dresdner and Commerz Banks in particular) and with German industry (Bosch, Daimler, Porsche, etc).

In 1993 Mr. Thomas returned to the Foreign Office in London where he headed a team of analysts on Iraqi WMD. He was in charge of all British personnel taking part in UNSCOM weapons inspections in Iraq.

From August 1997 to October 2000, Mr. Thomas served as British Ambassador at Baku, Azerbaijan. The politics of the Caucasus, good government/human rights, and issues relating to oil and pipelines were the most pressing matters of the time. He was awarded the CMG (Companion of the order of St Michael and St George) in 2000. After leaving Baku, he was seconded to the Digital Business Division of BP for six months.

Mr. Thomas’s final diplomatic post was as Consul-General in San Francisco where he was custodian of British commercial interests in California, Nevada, Oregon, Washington, Idaho, Montana and Alaska. He speaks German, French, Turkish and Azerbaijani.

Vote Required

A majority of votes by the shares of Common Stock present or represented and voting at the Annual Meeting is required to elect the nominees.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING FOR ALL NOMINEES FOR THE BOARD OF DIRECTORS.

PROPOSAL NO. 2 – APPROVAL OF AUDITOR

Relationship with Independent Auditor

The Company has retained the firm of Anton & Chia LLP as independent auditor of the Company for the fiscal year ending December 31, 2016. Anton & Chia LLP has been the Company's independent auditor since their appointment on January 20, 2016.

During the Company's most recent fiscal year ended December 31, 2015, the Company had no disagreements with Anton & Chia LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure which disagreements, if not resolved to the satisfaction of Anton & Chia LLP would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

During the Company's most recent fiscal year ended December 31, 2015, there have been no reportable events with Anton & Chia LLP required to be disclosed by Item 304(a) (1) (v) of Regulation S-K of the SEC.

The Company does not expect a representative of Anton & Chia LLP to be present at the Annual Meeting and as such, they will not be available at the Annual Meeting to respond to questions.

Ratification of the appointment of Anton & Chia LLP as the Company's independent auditors for 2016 requires that the votes cast in favor of this matter exceed the votes cast in opposition. Any shares not voted (whether by abstention, broker non-vote or otherwise) have no impact on the vote for this matter.

Disclosure of Auditor Fees

Audit Fees: Fees paid or to be paid to Anton & Chia LLP in connection with the audit of the Company's annual financial statements for the year ended December 31, 2015, and the review of the Company's interim financial statements during the year ended December 31, 2015, totaled approximately $5,250 (2014 - $11,000).

Financial Information Systems Design and Implementation Fees:

The Company did not engage Anton & Chia LLP to provide services to the Company regarding financial information systems design and implementation during the year ended December 31, 2015.

All Other Fees:

Fees paid to Anton & Chia LLP by the Company during the year ended December 31, 2015, for tax advisory and other consultation services were $0.00 (2014 - $0.00).

Vote Required

A majority of votes by the shares of Common Stock present or represented and voting at the Annual Meeting is required to ratify the appointment of the Independent Auditors.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ANTON & CHIA LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR 2016.

PROPOSAL NO. 3 – RATIFICATION OF ALL ACTS OF THE DIRECTORS AND OFFICERS

Stockholders will be requested to pass the following resolution to confirm and approve all acts, deeds, payments of money, and things done by and the proceedings taken by the directors and officers of the Company on its behalf since January 1, 2015. The persons named in the enclosed Proxy intend to VOTE FOR such resolution:

"BE IT RESOLVED THAT all acts, deeds, payments of money and things done and proceedings taken by the directors of the Company, on behalf of the Company, since January 1, 2015, be and are hereby ratified, confirmed and approved".

Vote Required

A majority of votes by the shares of Common Stock present or represented and voting at the Annual Meeting is required to pass the resolution ratifying and confirming all acts of the directors and officer of the Company.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” FOR PASSING THE RESOLUTION RATIFYING AND CONFIRMING ALL ACTS OF THE DIRECTORS AND OFFICERS OF THE COMPANY.

EXECUTIVE COMPENSATION OF MANAGEMENT, OWNERSHIP OF CERTAIN

STOCKHOLDERS, AND CERTAIN RELATED TRANSACTIONS

The Executive Officers consist of Mr. Nicholas W. Baxter and Mr. Graham Crabtree (“Executive Officers”). Executive Officers are appointed annually by the board of directors and serve at the pleasure of the Board. There are no family relationships between any of the Executive Officers and Directors. Memberships on the boards of other public companies are set out above under "Election of Directors - Background of Nominees" in the biographies of each of the nominee Directors, and memberships on the boards of other public companies for each of the Executive Officers who are not Directors are set out below.

Background of Executive Officers

The biography of Mr. Nicholas W. Baxter can be found under "Election of Directors - Background of Nominees".

GRAHAM CRABTREE – Chief Financial Officer

Mr. Crabtree has served as our Chief Financial Officer since September 1, 2008. Mr. Crabtree received an HND in Business Studies from Liverpool Polytechnic (now Liverpool John Moores University) and became a Fellow of the Association of Chartered and Certified Accountants (FCCA) after studying at Manchester Polytechnic (now Manchester Metropolitan University). Mr. Crabtree operates an Anguilla based accounting and tax consultancy business serving clients in the nearby islands of the former Netherlands, Antilles. Mr. Crabtree has been involved in the financial service industry since the early 1990’s being a founding member of the Anguilla Financial Services Association of which he is a former President, Secretary, Ethics Chairman and Treasurer. Mr. Crabtree is also the Treasurer of the Anguilla Branch of the Society of Trust and Estate Practitioners. As at March 3, 2016, Mr. Crabtree is the Vice-Chairman of the Anguilla Compliance Association. In 1999, Mr. Crabtree resigned his membership from the Association of Chartered and Certified Accountants as a member in good standing. Mr. Crabtree continues to maintain a keen interest in developments in the world of accounting and finance. Mr. Crabtree has a wide range of experience in the financial services industry and has served as an officer and director of both private and publicly traded companies.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth the aggregate cash compensation paid for services rendered to the Company during the last three fiscal years by the Company's Chief Executive Officer, Chief Financial Officer, directors and the Company's most highly compensated executive officers who served as such at the end of the last fiscal year (the "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation			Long-term
		Fees $	Bonus $	Other Annual Compensation $	Restricted Stock Award $	Securities Underlying Options / SARs #	All Other Compensation $
Nicholas W. Baxter President, C.E.O. and Director	2015 2014 2013	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0
Gerald R. Tuskey, Director	2015 2014 2013	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0
Roger Thomas, Director	2015 2014 2013	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0
Graham Crabtree C.F.O.	2015 2014 2013	$0 $0 $0	$0 $0 $0	$0 $0 $0	$0 $0 $0	0 0 0	$0 $0 $0

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise	Value Realized	Number of Options at Year End Exercisable / Unexercisable	Value of Options at Year End(1)Exercisable / Unexercisable
Nicholas W. Baxter	Nil	Nil	2,000,000 / 0	$Nil (2) /$Nil
Graham Crabtree	Nil	Nil	125,000 / 0	$Nil (2) /$Nil
Gerald R. Tuskey	Nil	Nil	2,000,000 / 0	$Nil (2) /$Nil
Roger Thomas	Nil	Nil	300,000 / 0	$Nil (2) /$Nil
(1)	On December 22, 2015, the closing price of Common Stock on the OTC Bulletin Board was $0.006. For purposes of the foregoing table, stock options with an exercise price less than that amount are considered to be in-the-money and are considered to have a value equal to the difference between this amount and the exercise price of the stock option multiplied by the number of shares covered by the stock option.
(2)	These options were not in-the-money based on the December 22, 2015 closing price of $0.006 for the Company’s Common Stock.

Long Term Incentive Plan Awards

The Company does not have any Long Term Incentive Plans. Executive Directors receive no compensation for their service as Directors, although they do receive reimbursement for reasonable expenses incurred in attending meetings of the Board of Directors. No director’s fees were paid in 2015.

The Company may in the future create retirement, pension, profit sharing; insurance and medical reimbursement plans covering its Officers and Directors. At the present time, no such plans exist. No advances have been made or are contemplated by the Company to any of its Officers or Directors.

Employment Contracts and Termination of Employment and Change of Control Arrangements

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

Composition of the Compensation Committee

The Company does not have a formal compensation committee. The Company’s board of directors reviews the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers on an annual basis.

Report on Executive Compensation

The compensation policies are designed to support the Company’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value.

In determining actual compensation levels, the Committee considers the total program, rather than any single element in isolation. Total compensation levels are set to reflect both the marketplace (to ensure competitiveness) and the responsibility of each position (to ensure internal equity).

The Company’s executive compensation program has the following objectives:

  to attract, retain and motivate qualified executives;
  to be competitive and is adjusted for realities of the market;
  to provide incentives to executives to maximize productivity and enhance enterprise value by aligning the interests of the executives with those of the stockholders;
  to foster teamwork and entrepreneurial spirit;

Stock Option Plan

The stock-based compensation program provides stock options that create a direct link between executive rewards and enhanced shareholder value since the full benefit of this compensation element cannot be realized unless stock appreciation occurs over a number of years.

2011 Stock Option Plan

On June 1, 2011, the directors of the Company adopted the 2011 Stock Option Plan (the "2011 Stock Option Plan"). Under the 2011 Stock Option Plan, options to purchase shares of the Company's Common Stock may be granted to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

The aggregate number of Shares which may be issued upon exercise of Options under the 2011 Stock Option Plan at any time shall not exceed 3,000,000 Shares subject to adjustment as provided for in this Plan.

The exercise price was determined by the Board of Directors, provided that, to the extent required by law or regulation, the exercise price in the case of an Option granted to an Optionee shall not be less than the Fair Market Value (as defined in the 2011 Stock Option Plan) on the grant date.

On June 1, 2011, a total of 2,500,000 options were granted to directors, officers, employees and consultants of the Company exercisable at $0.05 for five years under the 2011 Stock Option Plan.

On April 2, 2012, 500,000 options were granted to directors, officers, employees and consultants of the Company exercisable at $0.05 for five years under the 2011 Stock Option Plan.

2012 Stock Option Plan

On April 2, 2012, the directors of the Company adopted the 2012 Stock Option Plan (the "2012 Stock Option Plan"). Under the 2012 Stock Option Plan, options to purchase shares of the Company's Common Stock may be granted to employees, directors, advisors and consultants of the Company to encourage proprietary interest in the Company, to encourage such employees to remain in the employ of the Company or such directors, advisors and consultants to remain in the service of the Company, and to attract new employees, directors, advisors and consultants with outstanding qualifications.

The aggregate number of Shares which may be issued upon exercise of Options under the 2012 Stock Option Plan at any time shall not exceed 3,000,000 Shares subject to adjustment as provided for in this Plan.

The exercise price was determined by the Board of Directors, provided that, to the extent required by law or regulation, the exercise price in the case of an Option granted to an Optionee shall not be less than the Fair Market Value (as defined in the 2012 Stock Option Plan) on the grant date.

On April 2, 2012, a total of 2,050,000 options were granted to directors, officers, employees and consultants of the Company exercisable at $0.05 for five years under the 2012 Stock Option Plan.

Our Board of Directors administers the 2011 Stock Option Plan and the 2012 Stock Option Plan (collectively, the “Stock Option Plans”). Our Board is authorized to construe and interpret the provisions of the Stock Option Plans, to select employees, Directors and consultants to whom options will be granted, to determine the terms and conditions of options and, with the consent of the grantee, to amend the terms of any outstanding options.

No options were exercised under the Stock Option Plans during the financial year of the Company ended December 31, 2015 and from January 1, 2016 to the date of this information circular.

Compensation of Directors

Executive directors of the Company receive no compensation for their service as directors, although they do receive reimbursement for reasonable expenses incurred in attending meetings of the Board of Directors. No director’s fees were paid in 2015.

Securities Authorized for Issuance under Equity Compensation Plans

No stock options were granted or exercised during the year ended December 31, 2015. As of the date hereof, 2,550,000 options are outstanding.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted average exercise price of outstanding options and rights	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Equity compensation plans approved	2,550,000	$0.05	950,000
Equity compensation plans not approved	0	$0.05	0
Total	2,550,000	$0.05	950,000

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of June 14, 2016, the outstanding Common Stock of the Company owned of record or beneficially by each Named Executive Officer and Director, and by each person who owned of record, or was known by the Company to own beneficially, more than 5% of the Company's Common Stock and the shareholdings of all Directors and Executive Officers as a group. A person is deemed the beneficial owner of securities that can be acquired by such person within 60 days from such date upon the exercise of options. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person and which are exercisable within 60 days from the date are exercised.

As of June 14, 2016, there were 34,548,368 shares of the Company's Common Stock issued and outstanding.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
Nicholas W. Baxter President, C.E.O. and Director Aberdeenshire, Scotland	7,573,364 common shares 1,000,000 stock options	23.3% (1)
Gerald R. Tuskey Director Vancouver, B.C.	3,500,000 common shares 1,000,000 stock options	12.2% (2)
Roger Thomas Director London, United Kingdom	0 common shares 150,000 stock options	0.4% (3)
Graham Crabtree Chief Financial Officer Anguilla, B.W.I.	6,788,333 common shares 125,000 stock options	18.7% (4)
All directors and Named Executive Officers as a group (4 persons)	17,861,697 common shares	51.7%
(1)	Includes 1,000,000 stock options exercisable at $0.05 until April 2, 2017.
(2)	Includes 1,000,000 stock options exercisable at $0.05 until April 2, 2017.
(3)	Includes 150,000 stock options exercisable at $0.05 until April 2, 2017.
(4)	Includes 125,000 stock options exercisable at $0.05 until April 2, 2017.

CHANGES IN CONTROL

There were no changes in control since the last annual general meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company’s officers, directors or beneficial owners of more than ten percent of the Common Stock of the Company filed, in a timely basis, the reports required to be filed by Section 16(a) of the Exchange Act during the most recent fiscal year.

Corporate Governance Disclosure Statement

The Company’s Board of Directors has ultimate responsibility to supervise the management of the business and affairs of the Company and its subsidiaries. The Board considers good corporate governance to be central to the effective and efficient operation of the Company and regularly reviews, evaluates and modifies its governance program to ensure it is of the highest standard. The Board is satisfied that the Company’s governance plan meets and, in many cases, exceeds legal and stock exchange requirements. The Company is required to disclose certain information relating to its corporate governance practices as set out in Schedule “A”. The Board of Directors has adopted a written mandate to formalize its responsibilities, a copy of which is attached to this circular as Appendix “I”.

Board Committees

We currently have one committee of our Board of Directors.

  Audit Committee – Committee members – Gerald Tuskey, Nicholas Baxter and Roger Thomas.

This committee reviews the financial statements and the financial reporting process of the Company and recommends to the board the approval of the financial statements. This is discussed further in Appendix II.

Board of Directors Meetings

The Company’s board of directors met twice by telephone conference during the last fiscal year. All actions were approved by unanimous consent.

Report of the Audit Committee

The Audit Committee has met and held discussions with management and the Company’s independent registered public accounting firm. Management represented to the Audit Committee that the Company’s consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company’s independent registered public accounting firm. The Audit Committee discussed with the Company’s independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61. (Communications with Audit Committees)

The Audit Committee has received from its independent registered public accounting firm the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committee), relating to their independence, and the Audit Committee discussed with the independent auditors any relationships that may impact on the firm’s objectivity and independence and satisfied itself as to the auditors’ independence.

Based on the Audit Committee’s discussion with management and the Company’s independent registered public accounting firm and its review of the representation of management and the report of such independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the Board of directors include the audited financial statements in the Company’s Annual Report on Form 20F for the year ended December 31, 2015.

Involvement in Certain Legal Proceedings

To the best knowledge of the Executive Officers and Directors of the Company, neither the Company nor any of its Executive Officers, Directors or nominees are parties to any legal proceeding or litigation. Further, the Executive Officers and Directors know of no threatened or contemplated legal proceedings or litigation. None of the Executive Officers and Directors has been convicted of a felony or none have been convicted of any criminal offense, felony and misdemeanor relating to securities or performance in corporate office. To the best of the knowledge of the Executive Officers and Directors, no investigations of felonies, malfeasance in office or securities investigations are either pending or threatened at the present time.

OTHER MATTERS

Transfer Agent

The Nevada Agency and Transfer Company, located at Suite 880, 50 West Liberty Street, Reno, Nevada, 89501, phone (775) 322-0626, fax (775) 322-5623 is the transfer agent for the Company’s shares of Common Stock.

Stockholder Proposals

Stockholder proposals intended to be presented at the next Annual Meeting of Stockholders of the Company must meet the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission and must be received by the Company at its principal executive offices by February 1, 2017, in order to be considered for inclusion in the Company’s proxy statement relating to such meeting.

Additional Information

Upon receipt of a written request, the Company will furnish to any shareholder, without charge, a copy of the Company’s 2015 Form 20-F as filed with the SEC under the Securities Exchange Act of 1934 (including the financial statements and the schedules thereto and a list briefly describing the exhibits thereto). Stockholders should direct any request to the Company, 294 Heywood House, Anguilla, British West Indies, Attention: Graham Crabtree, C.F.O.

Alternatively the Company’s Form 20-F Annual Report is available on EDGAR at www.sec.gov.

Action on Other Matters

The board of directors knows of no other matters to be brought before the stockholders at the Annual Meeting. In the event other matters are presented for a vote at the Annual Meeting, the proxy holders will vote shares represented by properly executed proxies in their discretion in accordance with their judgment on such matters.

At the Annual Meeting, management will report on the Company’s business and shareholders will have the opportunity to ask questions.

EURASIA ENERGY LIMITED

By Order of the Board of Directors

/s/ Gerald R. Tuskey

Gerald R. Tuskey, Director

Vancouver, British Columbia

June 14, 2016

SCHEDULE “A”

EURASIA ENERGY LIMITED

Disclosure of Corporate Governance Practices

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

1.	Board of Directors

Disclose the identity of the directors who are independent.

Of the three proposed members of the Board of Directors, two members are considered by the Board to be independent Directors. In reaching this conclusion, the Board of Directors took the view that Gerald R. Tuskey and Roger Thomas are independent directors.

Disclose the identity of directors who are not independent, and describe the basis for that determination.

Nicholas W. Baxter, the President and Chief Executive Officer of the Company, is a member of management and, accordingly, is not considered to be independent of the Company.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer.

Gerald R. Tuskey is a director of CellStop Systems Inc., a company listed on the TSX Venture Exchange, a director of Opal Energy Corp., a company listed on the TSX Venture Exchange and a director of Jericho Oil Corporation, a company listed on the TSX Venture Exchange. Nicholas W. Baxter is a director of Jericho Oil Corporation, a company listed on the TSX Venture Exchange and a director of Lexaria Corp., a company listed on the OTC QB and CNSX.

2.	Board Mandate

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board of Directors is responsible for supervising the management of the business and affairs of the Company and for acting with a view to the best interests of the Company. The Board of Directors has adopted a written mandate to formalize its oversight responsibilities, a copy of which is attached to this circular as Appendix “I”. The Board of Directors’ mandate is fulfilled in part through its standing Audit Committee. The Board discharges certain of its responsibilities directly and indirectly through this standing committee, and acts with a view to the best interests of the Company and its shareholders with the primary objective of creating value for its shareholders.

At its meetings, the members of the Board (i) review and discuss operational, financial and other reports which they have received in advance of the meeting; (ii) receive reports from the Chief Executive Officer; (iii) discuss issues and developments relating to current Company business; and (iv) approve and make such recommendations as are appropriate and required. In addition, at least once a year the Board reviews the annual business plan of the Company.

All major decisions involving material contracts, acquisitions, divestitures, significant capital expenditures, investments and strategic alliances are subject to approval by the Board. As well, any decisions concerning the Company’s capital, the issue, appointments to Board committees and the approval of all continuous and public disclosure documents are made by the Board.

In fulfilling its mandate, the Board of Directors is responsible for the following:

  The adoption of a strategic planning process for the Company;
  The identification of the principal risks of the Company’s business; and
  the integrity of the Company’s internal control and management information systems.

3.	Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Pursuant to the Board’s written mandate, the Board is responsible for developing position descriptions for the Chair of the Board and the chair of each Board committee. At this time, the Company maintains only its audit committee:

•	Chairman of the Board

The Chairman of the Board is responsible for overseeing the performance by the Board of its duties, for communicating periodically with Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

  Chairman of the Audit Committee

The Chairman of the Audit Committee is responsible for overseeing the performance by the Audit Committee of its duties, for assessing the effectiveness of the Audit Committee and individual committee members and for reporting periodically to the Board.

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  Chairman of the Corporate Governance

The Chairman of the Corporate Governance Committee is responsible for overseeing the performance by the Corporate Governance Committee of its duties, for assessing the effectiveness of the Corporate Governance Committee and individual committee members and for reporting periodically to the Board.

  Chairman of the Compensation Committee

The Chairman of the Compensation Committee is responsible for overseeing the performance by the Compensation Committee of its duties, for assessing the effectiveness of the Compensation Committee and individual committee members and for reporting periodically to the Board.

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the roles and responsibilities of the CEO.

The Company’s Chief Executive Officer is the principal officer of the Corporation and is charged with the responsibility for managing the strategic and operational agenda of the Company and for the execution of the directives and policies of the Board of Directors. The roles and responsibilities of the Chief Executive Officer include, among other things:

  developing, together with the Board of Directors, the Company’s strategic direction;
  directing the overall business operations of the Company;
  ensuring that the Board of Directors is kept appropriately informed of the overall business operations of the Company and major issues facing the Company;
  having responsibility for the day-to-day operations of the Company, including the annual planning process, capital management, financial management, acquisitions, divestitures, etc., all of which must be accomplished within the strategic framework of the Company established by the Board of Directors;
  representing the Company to its major shareholders, including investment and financial communities, governments, customers and the public;
  bringing the following material decisions to the Board of Directors for their review and approval: (i) disposition of assets other than in the ordinary and normal course of business; (ii) acquisition of assets or the assumption of any commitment, obligation or liability other than in the ordinary and normal course of business; (iii) issuance or sale of securities of the Company; (iv) redemption or repurchase of securities of the Company; (v) declaration or payment of a dividend or other distribution in respect of any securities of the Company; (vi) any transaction, contract, agreement, undertaking or arrangement with a person with whom the Company does not act at arm’s length; and (vii) any other transaction, contract, agreement, undertaking, commitment or arrangement, not in the ordinary and normal course of business which is or would be material in relation to the Company; and
  presenting to the Board of Directors any material business issues resulting from communications with shareholders.

4.	Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding

i.	the role of the board, its committees and its directors; and
ii.	ii. The nature and operation of the issuer’s business.

No formal orientation program has been developed by the Board. However, new directors have the opportunity to meet with and participate in work sessions with senior management to obtain insight into the operations of the Company. It is expected that new directors will generally have been executives with extensive business or other senior level experience and have directorship responsibilities on other public and private company boards and institutions. Orientation for these individuals is provided through a review of past Board of Director materials and other private and public documents concerning the Company. Given the level of experience of those joining the Board and the relatively short history of the Company, a formal orientation and education programme has not been viewed as necessary.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company has no formal policy of providing professional development courses to Board members, though educational sessions are occasionally presented to the Board by the Company’s outside advisors. Board members are experienced business people with in-depth knowledge of the industry in which the Company operates. The Company will engage consultants on an as-needed basis to make presentations to the Board on matters relevant to the Company.

5.	Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code disclose how a person or company may obtain a copy of the code;

On January 1, 2007, the Board of Directors of Eurasia Energy Limited (the “Board”) adopted a new Code of Business Conduct and Ethics (the “Code”), which applies to the Company’s directors, officers and employees. The Code was adopted to further strengthen the Company’s internal compliance program. The Code addresses among other things, honesty and integrity, fair dealing, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and administration of the code. A copy of our Code of Ethics is available upon request at no charge to any shareholder.

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Describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code;

The Board is ultimately responsible for the implementation and administration of the Code of Business Conduct and Ethics and, given the nature and size of the Company, the Board is of the view that it can effectively monitor the day-to-day implementation and administration of the Code.

Provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

A director or officer of the Company must declare the nature of any interest that he or she has in a material contract, whether made or proposed, with the Company. Following such a declaration, Board members will abstain from voting on any resolution in which they may have a potential conflict of interest.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board monitors management on a regular basis. The Company is dedicated to the maintenance of good corporate governance and ethical business conduct. In particular, the Board takes special efforts, and engages outside counsel where necessary, to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Board is responsible for ensuring the independent functioning of the Board and ensuring the integrity of the Company’s internal control and management function.

6.	Compensation

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Compensation Committee recommends compensation policies to the Board and sets the compensation of the Chief Executive Officer of the Company. The Committee’s guiding philosophy is to establish executive compensation based on corporate performance.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is to establish and monitor the Company’s policies for attracting, retaining, developing and motivating senior employees. The compensation policies are designed to support the Company’s strategic objectives, ensure that incentive programs are designed to motivate senior managers to achieve or exceed corporate objectives and to enhance shareholder value and to ensure that there is reasonable consistency in the application of the compensation policies. The Company’s responsibilities include reviewing annually the performance of the Chief Executive Officer (or more frequently if deemed necessary by the Compensation Committee), setting the Chief Executive Officer’s compensation and, in consultation with the Chief Executive Officer, establishing his personal objectives, reviewing the performance and approving the compensation of executive officers of the Company on the recommendation of the Chief Executive Officer, establishing incentive compensation programmes and monitoring their effectiveness and developing and documenting the compensation policy and philosophy of the Company for approval by the Board of Directors.

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the Issuer, state that fact and briefly describe the nature of the work.

Not Applicable.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board’s one standing committee is the Audit Committee. The Audit Committee has a written mandate, a copy of which is attached hereto as Appendix II.

7.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors as a whole annually reviews and assesses its effectiveness and the effectiveness of the audit committee.

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APPENDIX “I”

EURASIA ENERGY LIMITED

Mandate of the Board of Directors

Introduction

The term “Company” herein shall refer to Eurasia Energy Limited and the term “Board” shall refer to the board of directors of the Company. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the foregoing enhance and preserve the underlying value of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company as a whole must be paramount at all times.

Duties of Directors

The Board discharges its responsibility for overseeing the management of the Company’s business and delegates responsibility to the Company’s senior officers for day-to-day management of the Company. The Board discharges its responsibilities, including those listed below, either directly or through one of its committee: the Audit Committee. In addition to this regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. In addition to the Board’s primary roles of overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives, principal duties include, but are not limited to, the following categories:

Appointment of Management

1.	The Board has the responsibility for approving the appointment of Chief Executive Officer (“CEO”), the President of the Company, and all other senior management, and approving their compensation, following a review of the recommendations of the Corporate Governance Committee and the Compensation Committee. To the extent feasible, the Board shall satisfy itself as to the integrity of the executive officers and that the executive officers create a culture of integrity throughout the Company.
2.	The Board from time to time delegates to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits and material transactions outside the ordinary course of business are reviewed by and subject to the prior approval of the Board.
3.	The Board oversees that succession planning programs are in place, including programs to appoint, train, develop and monitor management.

Board Organization

4.	The Board will respond to recommendations received from the Audit Committee, the Corporate Governance Committee and the Compensation Committee, but retains the responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.
5.	The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

Strategic Planning

6.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the business and its objectives and goals.
7.	The Board is responsible for adopting a strategic planning process and approving and reviewing, on at least an annual basis, the business, financial and strategic plans by which it is proposed that the Company may reach those goals, and such strategic plans will take into account, among other things, the opportunities and risk of the business.
8.	The Board has the responsibility to provide input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Monitoring of Financial Performance and Other Financial Reporting Matters

9.	The Board is responsible for enhancing congruence between shareholder expectations, corporate plans and management performance.
10.	The Board is responsible for:
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(a)	adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company; and

(b) taking action when the Company’s performance falls short of its goals or other special circumstances warrant.

11.	The Board shall be responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.
12.	The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, issuance, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Risk Management

13.	The Board has responsibility for the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.
14.	The Board is responsible for the Company’s internal control and management information systems.

Policies and Procedures

15.           The Board is responsible for:

(a)	developing the Company’s approach to corporate governance, including developing a set of corporate governance guidelines for the Company and approving and monitoring compliance with all significant policies and procedures related to corporate governance; and
(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards.
16.	The Board enforces its policy respecting confidential treatment of the Company’s proprietary information and Board deliberations.

Communications and Reporting

17.           The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;
(b)	overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;
(c)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(d) reporting annually to shareholders on its stewardship for the preceding year; and

(e) overseeing the Company’s implementation of systems which accommodate feedback from stakeholders.

Position Descriptions

18.           The Board is responsible for:

(a)	developing position descriptions for the Chair of the Board, the chair of each Board committee and the CEO (which will include delineating management’s responsibilities);
(b)	approving the corporate goals and objectives that the CEO is responsible for meeting; and
(c)	developing a description of the expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials.

Orientation and Continuing Education

19.           The Board is responsible for:

(a)	ensuring that all new directors receive a comprehensive orientation, that they fully understand the role of the Board and its committees, as well as the contribution individual directors are expected to make (including the commitment of time and resources that the Company expects from its directors) and that they understand the nature and operation of the Company’s business; and
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(b)	providing continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the Company’s business remains current.

Nomination of Directors

20.           In connection with the nomination or appointment of individuals as directors, the Board is responsible for:

(a) considering what competencies and skills the Board, as a whole, should possess;

(b) assessing what competencies and skills each existing director possesses; and

(c) considering the appropriate size of the Board, with a view to facilitating effective decision making.

In carrying out each of these responsibilities, the Board will consider the advice and input of the Corporate Governance Committee.

Board Evaluation

21.	The Board is responsible for ensuring that the Board, its committees and each individual director are regularly assessed regarding his, her or its effectiveness and contribution. An assessment will consider, in the case of the Board or a Board committee, its mandate or charter and in the case of an individual director, any applicable position description, as well as the competencies and skills each individual director is expected to bring to the Board.

Annual Review

The Chairman of the Board together with the lead director, if any, shall be responsible for overseeing the performance by the Board of its duties, for communicating periodically with the Committee chairs regarding the activities of their respective Committees, for assessing the effectiveness of the Board as a whole as well as individual Board members and for overseeing the management of the Company’s business.

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APPENDIX “II”

EURASIA ENERGY LIMITED

Mandate of the Audit Committee

1.            General

The board of directors (the “Board”) of Eurasia Energy Limited (the “Company”) has delegated the responsibilities, authorities and duties described below to the audit committee (the “Audit Committee”). For the purpose of these terms of reference, the term “Company” shall include the Company and its subsidiaries.

The Audit Committee shall be directly responsible for overseeing the accounting and financial reporting processes of the Company, the fraud programs and controls, and audits of the financial statements of the Company. The Audit Committee shall also be directly responsible for the appointment, compensation, and oversight of the work of any registered external auditor employed by the Company (including resolution of disagreements between management of the Company and the external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. In so doing, the Audit Committee will comply with all applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

2.            Members

The Audit Committee shall be composed of a minimum of three members. Members of the Audit Committee shall be appointed by the Board. Each member shall serve until such member’s successor is appointed, unless that member resigns or is removed by the Board or otherwise ceases to be a director of the Company. The Board shall fill any vacancy if the membership of the Committee is less than three directors. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership.

All members of the Audit Committee must satisfy the independence, financial literacy and experience requirements of applicable Securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular:

(a) each member shall be “independent” and “financially literate” or “financially sophisticated”.

(b)	at least one member must be an “audit committee financial expert” within the meaning of that term under the United States Securities Exchange Act of 1934, as amended, and the rules adopted by the United States Securities and Exchange Commission thereunder.

3.            Meetings

The Audit Committee shall meet at least quarterly at such times and at such locations as the Chair of the Audit Committee shall determine, provided that meetings shall be scheduled so as to permit the timely review of the Company’s quarterly and annual financial statements and related management discussion and analysis. The external auditor or any two members of the Audit Committee may also request a meeting of the Audit Committee.

The Chair of the Audit Committee shall hold in camera sessions of the Audit Committee, without management present, at every meeting.

The Audit Committee shall submit the minutes of all meetings to the Board, and when requested to, shall discuss the matters discussed at each Audit Committee meeting with the Board.

4.            Committee Charter

The Audit Committee shall have a written charter that sets out its mandate and responsibilities and the Audit Committee shall review and reassess the adequacy of such charter at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board.

5.            Duties of the Audit Committee:

The Audit Committee shall have the following duties:

Financial Information and Reporting

1.      The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, the annual and interim financial statements of the Company and related financial reporting, including management’s discussion and analysis and earnings press releases.

2.      The Audit Committee shall review with management and the external auditor, and recommend to the Board for approval, any financial statements of the Company which have not previously been approved by the Board and which are to be included in a prospectus or other public disclosure document of the Company.

3.      The Audit Committee shall consider and be satisfied that adequate policies and procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements (other than disclosure referred to in clause (a)(i) above), and periodically assess the adequacy of such procedures.

Internal Controls

4.      The Audit Committee shall review, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

5.      The Audit Committee shall establish procedures for the receipt, retention and treatment of any complaint regarding accounting, internal accounting controls or auditing matters; and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

6.      The Audit Committee shall oversee the assessment of fraud risk performed by management.

External Auditors

7.      The Audit Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.      The external auditor shall report directly to the Audit Committee and the Audit Committee should have a clear understanding with the external auditor that such external auditor must maintain an open and transparent relationship with the Audit Committee, and that the ultimate accountability of the external auditor is to the shareholders of the Company.

9.      The Audit Committee shall recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

10.     The Audit Committee will ensure the rotation of partners on the audit engagement team of the external auditor in accordance with applicable law.

11.     The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate, to consider any matter which the Audit Committee or external auditor believes should be brought to the attention of the Board or the shareholders of the Company.

12.     The Audit Committee shall meet with the external auditor, as the Audit Committee may deem appropriate to review and discuss a report from the external auditor at least quarterly regarding:

(a) All critical accounting policies and practices to be used

(b) The potential for fraud

(c)	All alternative treatments within generally accepted accounting principles for policies and practices related to material items that have been discussed with management, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor, and
(d)	Other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences.

Pre Approval of Non-Audit Services

13.     The Audit Committee shall pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

Complaints procedure

14.     The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

15.     The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

Reporting

16. The Audit Committee shall report regularly to the Board about any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the external auditor, or the internal audit function.

6.            Authority to engage independent counsel and advisors

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the audit committee, and to communicate directly with the internal and external auditors.

The Company shall provide appropriate funding, as determined by the Audit Committee, in its capacity as a committee of the board of directors, for payment of compensation (a) to the external auditors employed by the issuer for the purpose of rendering or issuing an audit report, and (b) to any advisers employed by the Audit Committee.